                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
                                 (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                Amendment No. 3


                         CONTINUUS SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))

                        RAINDROP ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                                  TELELOGIC AB

                                      and
                                  TELELOGIC AB

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   21218R 10 4
                      (CUSIP Number of Class of Securities)

                                   Hakan Rippe
                  Executive Vice President Business Development
                                  Telelogic AB
                           400 Valley Road, Suite 200
                         Mt. Arlington, New Jersey 07856
                                 (973) 770-6400

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:

                                 Paul D. Tosetti
                                 R. Scott Shean
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                           Los Angeles, CA 90071-2007
                             Telephone: 213-485-1234

                            CALCULATION OF FILING FEE


Transaction Valuation*                                    Amount of Filing Fee**
$42,037,248                                               $8,408

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 11,130,314 outstanding shares of common stock of Continuus Software Corporation at a purchase price of $3.46 per share. The transaction value also includes (a) the offer price of $3.46 per share less $1.73 per share (which is the average exercise price of outstanding options which have an exercise price below $3.46) multiplied by 1,898,577 (which is the number of outstanding options which have an exercise price below $3.46); (b) the offer price of $3.46 per share less $1.38 (which is the average purchase price of shares purchaseable under employee stock purchase plans of Continuus Software Corporation) multiplied by 80,216 (which is the number of shares purchaseable under the employee stock purchase plans of Continuus Software Corporation);

     and (c) the offer price of $3.46 per share less $0.81 (which is the average exercise price of outstanding warrants which have an exercise price below $3.46) multiplied by 28,292 (which is the number of outstanding warrants which have an exercise price below $3.46). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**   This amount was paid on October 30, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 30, 2000, as amended by Amendment
No. 1 on November 13, 2000 and Amendment No. 2 on November 16, 2000 (collectively, the "Schedule TO") by Raindrop Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden, relating to the Purchaser's offer to purchase all outstanding shares of common stock of Continuus Software Corporation (the "Company"), par value $.001 per share (the "Shares"), at $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

         On November 22, 2000, Telelogic AB and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 12. Exhibits.

         Item 12 is hereby amended to add the following:

              (a)(9) Press release issued by Telelogic AB and the Company on November 22, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Raindrop Acquisition Corporation

                                            By: /s/ HAKAN RIPPE
                                            ------------------------------
                                            Name:  Hakan Rippe
                                            Title: Chief Financial Officer
                                                   and Secretary


                                            Telelogic AB

                                            By: /s/ HAKAN RIPPE
                                            -------------------------------
                                            Name:  Hakan Rippe
                                            Title: Executive Vice President
                                                   Business Development



Dated: November 22, 2000

                                 EXHIBIT INDEX


Exhibit
Number                              Description
-------                             -----------

 (a)(9) Press release issued by Telelogic AB and the Company on November 22, 2000.